SILICON GRAPHICS REPORTS FIRST BILLION DOLLAR QUARTER


New "O Series" Product Line Fuels Revenue Growth

MOUNTAIN VIEW, California, July 24, 1997 -- Silicon Graphics, Inc. (NYSE: SGI) today announced results for its quarter and fiscal year ended June 30, 1997.

The Company's $1.2 billion in revenues marked its first billion dollar fiscal quarter and represented a 28% increase over the quarter ended March 31, 1997. Revenue growth was balanced across the company's business units and was especially driven by the success of the Octane(TM) workstation and Origin(TM) 2000 scalable server families.

"This quarter was all about execution," commented Edward R. McCracken, chairman and chief executive officer. "Our product transition is complete, we are shipping our entire product line without significant constraints and, most importantly, the new products are finding strong acceptance with customers. We are entering the new fiscal year with our entire organization aligned to build on this success and we are encouraged by our prospects for fiscal 1998."

Fourth quarter 1997 revenues represented a 19% increase over the $977 million in revenues for the year ago quarter. Net income for the quarter increased to $102 million, or $0.56 per common share, compared with a net loss of $49 million or net loss of $0.30 per common share in the year ago quarter. Pre-tax merger charges related to the April 1996 acquisition of Cray Research were $6 million for the quarter ended June 30, 1997 and $120 million in the same quarter a year ago.

Total revenues for the fiscal year ended June 30, 1997 were $3.7 billion, a 25% increase over the Company's results as reported for fiscal 1996. Including the Cray Research revenue for the full fiscal year 1996 on a pro forma combined basis, the Company's revenue grew 7%. Net income for fiscal 1997 was $79 million, or $0.43 per common share, compared with net income of $115 million, or $0.65 per common share for fiscal 1996. Pre-tax merger charges were $53 million for fiscal 1997 compared with $121 million for fiscal 1996.

The Company's consolidated backlog at June 30, 1997 was $537 million.

Silicon Graphics, Inc. is a leading supplier of high-performance interactive computing systems. Silicon Graphics and its subsidiaries have offices throughout the world and headquarters in Mountain View, California.

SILICON GRAPHICS, INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                               Three Months Ended                   Twelve Months Ended
                                                           June 30,           June 30,           June 30,            June 30,
                                                             1997               1996               1997              1996 (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (UNAUDITED)
Product and other revenue                               $   1,011,896       $   835,264       $   3,086,791       $   2,553,128
Service revenue                                               150,421           142,109             575,810             368,188
                                                        -------------       -----------       -------------       -------------
   Total revenue                                            1,162,317           977,373           3,662,601           2,921,316

Costs and expenses:
   Cost of product and other revenue                          512,226           463,679           1,697,277           1,279,742
   Cost of service revenue                                     85,396            84,716             325,269             202,697
   Research and development                                   125,196           121,915             479,101             353,461
   Selling, general and administrative                        297,712           246,593           1,038,313             807,830
   Merger-related expenses                                      3,110           101,918              10,757             103,193
                                                        -------------       -----------       -------------       -------------
       Total costs and expenses                             1,023,640         1,018,821           3,550,717           2,746,923
                                                        -------------       -----------       -------------       -------------

Operating income (loss)                                       138,677           (41,448)            111,884             174,393

Interest and other (expense) income, net                       (9,323)             (385)            (13,694)             14,395
                                                        -------------       -----------       -------------       -------------

Income (loss) before income taxes                             129,354           (41,833)             98,190             188,788

Provision for income taxes                                     26,951             6,871              19,639              73,751
                                                        -------------       -----------       -------------       -------------
Net income (loss)                                       $     102,403       $   (48,704)      $      78,551       $     115,037
                                                        -------------       -----------       -------------       -------------

Net income (loss) per common share                      $        0.56       $     (0.30)      $        0.43       $        0.65

Common and common equivalent shares
used in the  calculation of net income
(loss) per common share                                       183,461           164,388             182,637             175,790
                                                        -------------       -----------       -------------       -------------

(1) Fiscal year 1996 amounts include the results of Cray Research, Inc. for the fourth quarter only.

SILICON GRAPHICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)

                                                                  June 30,                               June 30,
                                                                   1997                                   1996
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $  227,222                             $  257,080
  Short-term marketable investments                                60,109                                 38,316
  Accounts receivable, net                                      1,131,647                                978,874
  Inventories                                                     628,064                                520,045
  Prepaid expenses and other current assets                       268,552                                301,940
                                                               ----------                             ----------
    Total current assets                                        2,315,594                              2,096,255

Other marketable investments                                       86,961                                161,541

Property and equipment, at cost                                   940,695                                825,359
Accumulated depreciation and amortization                        (415,243)                              (360,480)
                                                               ----------                             ----------
  Net property and equipment                                      525,452                                464,879

Other assets                                                      416,585                                435,571
                                                               ----------                             ----------
                                                               $3,344,592                             $3,158,246
                                                               ==========                             ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts and notes payable                                   $  299,684                             $  397,838
  Other current liabilities                                       786,522                                703,600
                                                               ----------                             ----------
  Total current liabilities                                     1,086,206                              1,101,438

Long-term debt and other                                          419,144                                381,490

Stockholders' equity:
  Preferred stock                                                  16,998                                 16,998
  Common stock                                                        178                                    173
  Additional paid-in capital                                    1,263,007                              1,172,787
  Retained earnings                                               537,238                                461,311
  Treasury stock                                                       --                                   (867)
  Accumulated translation adjustment and other                     21,821                                 24,916
                                                               ----------                             ----------
  Total stockholders' equity                                    1,839,242                              1,675,318
                                                               ----------                             ----------

                                                               $3,344,592                             $3,158,246
                                                               ==========                             ==========

-----------------------------------------------------------------------------------------------------------------